

FOR IMMEDIATE RELEASE

FOR FURTHER INFORMATION:

Reid French
EVP, Corporate Development
(256) 730-2602
reid.french@intergraph.com

Intergraph Announces Election of Kevin M. Twomey to Board of Directors

Twomey, President, COO & CFO of The St. Joe Company, Becomes Intergraph's Seventh Independent Board Member

HUNTSVILLE, Ala., December 7, 2004 -- Intergraph Corporation (NASDAQ: INGR), a leading global provider of Spatial Information Management software, announced that Kevin M. Twomey was elected today to its Board of Directors and appointed to serve as a member of both the Compensation and Governance & Nominating Committees.

Twomey is the President, COO & CFO of The St. Joe Company (NYSE: JOE), which he joined in 1999. The St. Joe Company is one of Florida's largest real estate operating companies. It is engaged in town, resort, commercial and industrial development, land sales and commercial real estate services. He is also a member of the Board of Directors of PartnerRe Ltd. (NYSE: PRE), a leading reinsurance company.

Intergraph President and CEO Halsey Wise commented, "Kevin brings significant expertise in corporate operations, capital allocation, finance and value creation. St. Joe has undergone significant business transformation that has greatly increased shareholder value. I expect Kevin's proven experience in corporate transformations will provide valuable insights and guidance as we work to build shareholder value at Intergraph. I am grateful that one of our shareholders suggested Kevin as a potential candidate. I welcome getting to know Kevin and value his experience and commitment to serving our company in the interests of our shareholders."

Twomey formerly served as vice chairman and chief financial officer of H.F. Ahmanson & Company and its principal subsidiary, Home Savings of America. Twomey previously served as a financial executive in other major financial institutions. Also, Twomey served in the United States Navy and was a commander in the Naval Reserve. He earned a bachelor's degree from the University of Virginia, an MSA degree from George Washington University and an MBA from Duke University. Twomey is a Trustee of the University of North Florida and serves on the board of trustees of the United Way of Northeast Florida and the Schultz Center for Teaching and Leadership Executive Board.

About Intergraph
Intergraph is a leading global provider of Spatial Information Management (SIM) software. Governments and businesses in over 60 countries around the world rely on our spatial technology and services to support better and faster operational decisions. Our commitment to the customers and markets we serve, history of innovation and proven solutions span 35 years. Intergraph's stock trades on the NASDAQ stock market under the symbol INGR and the company can be found on the Web at www.intergraph.com.

Intergraph and the Intergraph logo are registered trademarks of Intergraph Corporation.

Cautionary note regarding forward-looking statements
This news release contains forward-looking statements (all statements other than those made solely with respect to historical fact) within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are subject to known and unknown risks and uncertainties (some of which are beyond the Company's control) which could cause actual results to differ materially and adversely from those anticipated in the forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, potential adverse outcomes or rulings in our ongoing efforts to protect our intellectual property, including the Company's claims against Hewlett-Packard Co.™ or their countersuits against the Company, and other ongoing and potential litigation and patent enforcement efforts, the ability, timing, and costs (including the calculation of success and other fees) to enforce and protect the Company's intellectual property rights; potential adverse outcomes in our efforts to improve our operating performance (including uncertainties with respect to the timing and magnitude of any expected improvements); material changes with respect to our business, litigation prospects, or the securities markets (including the market for Intergraph common stock); risks associated with doing business internationally (including foreign currency fluctuations); worldwide political and economic conditions and changes; the ability to attract or retain key personnel; increased competition; rapid technological change; unanticipated changes in customer requirements; the ability to access the technology necessary to compete in the markets served; risks associated with various ongoing litigation proceedings; and other risks detailed in our press releases or in our annual, quarterly, or other filings with the Securities and Exchange Commission.